

Mail Stop 3720   October 23, 2006

Via U.S. Mail and Fax (52) 55-5147-3820

Jose Antonio Solbes
Chief Financial Officer
Maxcom Telecommunications, Inc.
Guillermo Gonzalez Camarena No. 2000
Colonia Centro de Ciudad Santa Fe
Mexico, D.F. 01210

Re: **Maxcom Telecommunications, Inc.**
        Form 20-F for the year ended December 31, 2005
        Filed June 30, 2006

        File No. 333-11910

Dear Mr. Solbes

        We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Notes to Consolidated Financial Statements

Note 18. Stock Option Plans, page F-39

1. We note that you adopted IFRS 2 through Mexican Standard A-8 for the fiscal year beginning January 1, 2005. We also note that you grant stock options under different plans to members of your board of directors, officers and employees. In this regard we note that you granted 13,712,000 options during 2005 and it is unclear to us why there was no compensation expense as a result of applying the Black-Scholes method to determine the fair value of your stock options. Please tell us in sufficient detail how you determine the fair value of stock options for the years ended December 31, 2005 and 2004, for both Mexican GAAP and US GAAP reporting.

Note 21. Significant Differences between Mexican and the United States Generally Accepted Accounting Principles

New US GAAP Accounting Pronouncements, page F-51

2. Please disclose the impact of SFAS 123R will have on your consolidated financial statements. Please refer to SAB 11M.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Al Rodriguez, Staff Accountant, at (202) 551-3370 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,
/s/ Terry French
for Larry Spirgel
Assistant Director